Exhibit 99.2

Copyright © 2025 BR Partners. Todos os direitos reservados. ri @brap.com.br 1 Adress Av. Brig. Faria Lima, 3.732 – 28º andar Phone + 55 11 3704 - 1000 Website ri.brpartners.com.br E - mail ri@brpartners.com.br brpartnersoficial BR PARTNER S E ARN I N G S RE L E A S E 6M25 FORWARD - LOOKING STATEMENTS This release contains forward - looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward - looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward - looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

FINANCIAL HIGHLIGHTS

Resilience of revenue, net income, and profitability even in a more challenging macroeconomic scenario

Financial Performance

Total Revenue[1]
2Q25
R$139.3 mn
(9.3% vs. 1Q25)
(-1.9% vs. 2Q24)
6M25
R$266.8 mn
(-4.6% vs. 6M24)

Client Revenues[2]
2Q25
R$101.6 mn
(2.6% vs. 1Q25)
(-8.9 % vs. 2Q24)
6M25
R$ 200.7 mn
(-3.8% vs. 6M24)

Client Revenue/ *MD*
LTM 2Q25
R$44.5 mn
(14.8 % vs. LTM 2Q24)

Net Income
2Q25
R$45.2 mn
(4.8% vs. 1Q25)
(-13.0% vs. 2Q24)
6M25
R$88.3 mn
(-12.9% vs. 6M24)

Net Margin
2Q25
32.4%
6M25
33.1%

ROAE[3]
2Q25
22.6%
6M25
21.9%

Efficiency Ratio[4]
2Q25
43.3%
6M25
45.0%

Compensation Ratio[5]
2Q25
24.9%
6M25
25.8%

Basel Ratio
(jun/25)
21.4%

Awards and Recognitions

THE M&A ADVISOR

Category Winner:
Financial Deal of the Year (over $100mn)

FINANCE & LAW SUMMIT AND AWARDS – VENCEDOR 2025

Category Winner:
Best Investment Bank in M&A

EUROMONEY AWARDS FOR EXCELLENCE 2025 BRAZIL – BEST INVESTMENT BANK FOR DCM

Category Winner:
Best Investment Bank in DCM

1- Total revenue refers to gross revenue in period; 2 — Client Revenues considers Investment Banking revenue, revenue from debt structuring and distribution fees to clients in Capital Markets, FIP management fees and Wealth Management fees in the Wealth Management area and TS&S revenues, which are 100% client revenues, without any proprietary risk; 3– Quarterly ROAE : (Net Income of the quarter/ Average Shareholders' Equity in the period); 4 – Efficiency Ratio = (Personnel + Administrative Expenses – Outsourced service expenses)/ (Total Revenue + Taxes on Revenue + Other Expenses + Third-Party Services Expenses and Comissions)*-1; 5 – Compensation Ratio = (Personnel Expenses/Total Revenue)*-1;; 6 – Proforma considering the issuance of the last tranche of R$34.5 million of Perpetual Financial Letters settled on 04/02/25.

ADRs LISTING ADR program aims at reaching new non - brazilian investors ADR ticker: BRBI Rationale • Expanding and diversifying the shareholder base • Attracting non - brazilians funds focused on small caps and/or emerging markets • Seeking to improve liquidity and share performance in the medium/long term • Correction of distortions in the company's valuation relative to peers listed in the US • Corporate Governance : BR Partners is now a public company in the U.S and regulated by the SEC, which requires among the highest standards of corporate governance in the market. 1 - Bloomberg data considering the peers list of: PJT, Evercore, Houlihan Lokey, Moelis & Company, Lazard. Perella Weinberg Partners and Jefferies. 7x 18x BRBI11 Peers +1.7x Average P/E 26e BR Partners P/E vs. Average P/E of US peers 1 (2026e) 48.9% Individuals 49.9% Local Funds 1.2% Increased participation of non - brazilian investors in BRBI11 (% Free Float) Non - Brazilian 63.5% Individuals Local Funds 22.0% Non - Brazilian 14.5% Dec/22 Jul/25 + 50k investors Depositary agent:

Key Indicators

R$ million	6M25	6M24	6M25 x 6M24	2Q25	2Q24	2Q25 x 2Q24
Financial Indicators *(R$ million or %)*						
Total Revenues	266.8	279.6	-4.6%	139.3	142.0	-1.9%
Net Income	88.3	101.4	-12.9%	45.2	52.0	-13.0%
Net Margin	33.1%	36.3%	-3.2 p.p.	32.4%	36.6%	-4.1 p.p.
ROAE	21.9%	24.3%	-2.4 p.p.	22.6%	24.9%	-2.3 p.p.
Efficiency Ratio	45.0%	43.9%	1.1 p.p.	43.3%	47.3%	-3.9 p.p.
Compensation Ratio	25.8%	27.5%	-1.7 p.p.	24.9%	27.4%	-2.5 p.p.
Operating Data *(R$ million or %)*						
Basel Ratio	21.4%	18.1%	3.3 p.p.	21.4%	18.1%	3.3 p.p.
Warehousing	3,083.0	2,285.7	34.9%	3,083.0	2,285.7	34.9%
Shareholders' Equity	807.1	845,8	-4.6%	807.1	845.8	-4.6%

Dividend distribution[1]

Payment
R$0.36 /Unit

Total
R$37,798,453.44

***Dividend Yield*[2]**
9.50%

	Jun/25	Mar/25	Jun/24
Staff and Partnership			
# Employees	188	189	179
# Partners	38	35	36
# Managing Directors	10	10	10

1 – Dividends approved at the Board of Directors meeting on August 7, 2025; 2- Calculation of the annualized rate, based on the average unit value during 6M25 and the total dividend distribution of 2025 period.

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4

BR PARTNERS

Market Evolution

M&A Industry

Volume (R$ billion) of Announced M&A Transactions in Brazil[1]


248
472
273
190
190
223
2020
2021
2022
2023
2024
2Q25 LTM

Source: Thomson Reuters considering the conversion from US$ to R$ based on the average P-Tax for the period

Local Interest Rates (Selic)


6.75%
6.5%
2.0%
13.75%
10.5%
15.0%
2018
2019
2020
2021
2022
2023
2024
2025

Source: Banco Central do Brasil

Capital Markets

Volume (R$ billion) of issuances in Brazilian capital market


CAGR: 15.7%
289
185
37
30
39
216
121
30
22
43
428
250
92
59
27
458
271
49
91
48
399
237
44
91
28
700
474
81
101
44
693
459
85
89
60
2019
2020
2021
2022
2023
2024
2Q25 LTM
Debentures
Credit Notes
CRI + CRA + CR
FIDC

Source: Anbima

Legal Recoveries/ Restructuring

Number of Large Companies[2] with Legal Recoveries proceeding requests


145
90
91
135
181
171
2020
2021
2022
2023
2024
Apr/25 LTM

Source: Serasa Experian

Market Reading from BR Partners

- ***Investment Banking:*** M&A activity may show some improvement on the second half of the year compared to the first half of the year, supported by greater non-brazilian capital flows, more benign relative valuations compared to last year and the generally good financial health of large Brazilian companies. However, is expected that the activity remains lower compared to previous years, given an unpredictable international environment, electoral risk and the high cost of debt in Brazil, which hinders the implementation of major corporate strategic moves. Despite the Brazilian market presents significant M&A potential for the coming years, the success of transactions depends on a stable economic environment. On the other hand, the restructuring business remains active due to the financial impacts (interest expenses, high debt, limited access to resources, liquidity risk, etc.) on the balance sheets of companies, especially small and medium-sized ones, resulting from a highly restrictive monetary policy.
- **Capital Markets:** Robust activity in 2Q25, a positive surprise. The market remained liquid, and despite the SELIC rate have reached 15%, some issuers are still taking advantage of the investment liquidity of funds and their corresponding demand for debt products to extend their liabilities at competitive spreads. Although the market is already beginning to show a reduction in the pace of issuances compared to 2024, it should remain at historically high levels, pointing to another year of solid performance, with clear structuring opportunities, especially in more complex solutions and Corporate Finance. The focus is on 2026, when the electoral scenario and monetary policy will dictate the pace of this market.

1 – Volume is considered based on transactions with the target in Brazilian companies. Data is subject to reclassification by Thomson Reuters; 2 – Large Companies, based on Serasa Experian's segmentation considers companies with revenues over R$50 million

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5

Total Revenues and Client Revenues

Client Revenues

In 6M25, 75% of Total Revenue was composed of Client Revenue. Despite the slight drop in activity during the year, caused by the more challenging macroeconomic scenario, the Company continues to deliver high levels of Client Revenues.

R$ million and %



75%
75%
208.7
200.7
6M24
6M25
79%
80%
82%
78%
73%
-9%
111.5
125.8
118.7
99.1
101.6
2Q24
3Q24
4Q24
1Q25
2Q25
Client Revenues
% Client Revenues

Revenue breakdown evolution by Business Unit



6M24: 2% / 13% / 25% / 60%
6M25: 3% / 15% / 25% / 57%
2Q24: 2% / 13% / 21% / 63%
3Q24: 2% / 14% / 20% / 64%
4Q24: 2% / 21% / 18% / 59%
1Q25: 3% / 13% / 22% / 62%
2Q25: 3% / 17% / 27% / 53%
Wealth Management
Treasury Sales & Structuring
Capital Revenues
Investment Banking + CM

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6

6M25 Managerial Income Statement

Managerial Income Statement

R$ million	6M25	6M24	6M25 x 6M24
Total Revenue	**266.8**	**279.6**	**-4.6%**
Client Revenues	**200.7**	**208.7**	**-3.8%**
Investment Banking + CM	152.4	167.0	-8.7%
Treasury Sales & Structuring	41.1	36.2	13.5%
Wealth Management	7.2	5.5	32.0%
Capital Revenues	**66.1**	**70.9**	**-6.8%**
Expenses	**(148.7)**	**(152.2)**	**-2.4%**
Personnel Expenses	(68.8)	(77.0)	-10.6%
Adminstrative Expenses	(47.7)	(54.9)	-13.1%
Taxes Expenses	(21.6)	(21.2)	2.0%
Other Expenses	(10.6)	0.8	n/a
Operating Income	**118.1**	**127.4**	**-7.3%**
Income Taxes	(29.8)	(25.9)	14.8%
Net Income	**88.3**	**101.4**	**-12.9%**

6M25 x 6M24

The change in Net Income compared to 6M24 is explained by:

- Due to the reduction in Client Revenues, specifically in the Investment Banking + CM, explained by the reduction in M&A activity compared to 2024;
- The reduction in Expenses, mainly in Personnel Expenses, in line with the decline of Investment Banking and CM performance, as well as the reduction in Administrative Expenses, explained by the lower expense with referral fees.

1- Includes Investment Banking revenues and Capital Market fees; 2 - Considers PIS, COFINS and ISS from Business Unit revenues; 3 - Considers other expenses and (Loss)/reversal due to impairment.

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BRBI B3 LISTED N2

7

Quarterly Managerial Income Statement

Managerial Income Statement

R$ million	2Q25	1Q25	2Q24	2Q25 x 1Q25	2Q25 x 2Q24
Total Revenue	**139.3**	**127.5**	**142.0**	**9.3%**	**-1.9%**
Client Revenues	**101.6**	**99.1**	**111.5**	**2.6%**	**-8.9%**
Investment Banking + CM	*73.9*	*78.5*	*89.3*	-5.9%	-17.3%
Treasury Sales & Structuring	*23.9*	*17.2*	*18.8*	38.9%	26.8%
Wealth Management	*3.8*	*3.4*	*3.4*	13.7%	12.8%
Capital Revenues	**37.7**	**28.4**	**30.5**	**32.6%**	**23.5%**
Expenses	**(75.4)**	**(73.2)**	**(83.8)**	**3.0%**	**-9.9%**
Personnel Expenses	*(34.7)*	*(34.1)*	*(39.0)*	1.9%	-10.8%
Adminstrative Expenses	*(20.0)*	*(27.6)*	*(33.4)*	-27.5%	-40.1%
Taxes Expenses	*(10.9)*	*(10.7)*	*(10.5)*	1.0%	2.9%
Other Expenses	*(9.8)*	*(0.8)*	*(0.8)*	n/a	n/a
Operating Income	**63.9**	**54.2**	**58.3**	**17.7%**	**9.6%**
Income Taxes	*(18.7)*	*(11.1)*	*(6.3)*	67.9%	195.4%
Net Income	**45.2**	**43.1**	**52.0**	**4.8%**	**-13.0%**

2Q25 x 1Q25

The change in Net Income compared to the previous quarter is explained by:

- Due to the increase in Client Revenues, specifically driven by the performance of Treasury Sales & Structuring, as well as the notable growth in Capital Remuneration revenue, as a consequence of the increase in the average CDI rate for the period and the carry-over from TVM warehousing;
- Due to the slight increase in Expenses, specifically in Other Expenses, due to provisions on TVM warehousing;
- Due to the increase in income taxes, explained by the higher results of the Bank vehicle (higher tax rate).

2Q25 x 2Q24

The variation in Net Income compared to the previous year is explained by:

- Due to the reduction in Total Revenue, specifically in the Investment Banking + CM, explained by the reduction in M&A activity compared to 2024;
- The reduction in Expenses, mainly in Personnel Expenses, in line with the decline of Investment Banking and CM performance, as well as the reduction in Administrative Expenses, explained by the lower expense with referral fees;
- Due to the increase in income taxes, explained by the higher results of the Bank vehicle (higher tax rate).

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BRBI B3 LISTED N2 8

BR Partners

Business Units | Investment Banking + Capital Markets

Investment Banking + CM reached a revenue of R$152.4 million, a reduction of 87% compared to 6M24, due to the reduction in M&A activity during the period. Despite that, the company continued to identify good debt issuance opportunities in the Capital Market.

R$ million	6M25	6M24	6M25 X 6M24
Revenue	**152.4**	**167.0**	**-8.7%**
Volume *Investment Banking*[1]	1,201	14,808	-91.9%
Volume Capital Markets	5,026	4,169	20.6%

The Company reinforces that, despite being an important indicator for measuring market activity, the volume of announced transactions is subject to periodic fluctuations, according to the pace of renewal of the business portfolio and is not entirely related to the generation or prospect of revenue, which depends, among other factors, on the type/complexity of the advice provided, as well as the approval of regulatory agencies.

Investment Banking

Breakdown of the Number of Transactions by Sector and Type of Advisory

In number of deals (Jul/2024-Jun/2025)


Financial Sevices
11%
Real Estate
11%
33%
Energy
Retail
22%
22%
Telecom
Deals
LTM 2Q25
Board Services
22%
56%
M&A
22%
Capital Solutions

Highlighted Deals LTM 2Q25


Latest Deals
N.D.
M&A
Telefónica
R$ 1 bn
vivo
Strategic Capital Markets
R$201 mn
M&A
btg pactual
R$ 650 mn
eneva
Board Services
Angulo45
N.D.
energisa
M&A
FRANKLIN TEMPLETON
N.D.
Servtec
M&A
GrupoMalwee
N.D.
Capital Solutions
PRISMA
R$ 353 mn
CAPITÂNIA
M&A

1- Volume considering all Investment Banking services (M&A, Strategic Capital Markets & Pre-IPO, Privatizations, Special Situations & Restructuring Advisory, Board Services, Shareholder Advisory) whose values were disclosed.

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9

Business Units | Investment Banking + Capital Markets (cont.)

Capital Markets

Evolution of Capital Markets Issuances

(R$ million)



+21%
4,169
#26
5,026
#16
6M24
6M25
-45%
-71%
2,047
#10
1,944
#10
4,396
#21
3,906¹
#10
1,120
#06
2Q24
3Q24
4Q24
1Q25
2Q25
Issuances Volume
Number of Issuances

Number of Issuances Evolution and Average Ticket



Average volume per Issuance
R$ 160 million
Average volume per Issuance¹
R$ 314 million
26
16
6M24
6M25

1 - Considers the company's underwriting in the issuance of a syndicated debenture of R$3 billion

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10

Business Units (cont.)

Treasury Sales & Structuring

A Treasury Sales & Structuring revenue grew 13.5% in the period, totaling R$ 41.1 million. The growth is a consequence of the continued development of commodity products and the strong activity of primary debt capital markets throughout the year

R$ million	6M25	6M24	6M25 X 6M24
Revenues	**41.1**	**36.2**	**13.5%**
Traded Volume (Derivatives + FX) (R$ bn)	22.3	44.3	-49.6%
Average VaR	0.12%	0.06%	5.52 bps
Closing VaR	0.08%	0.03%	4.68 bps

Wealth Management

Wealth Management revenue reached R$7.2 million in the first semester of 2025, a 32% increase compared to the same period in 2024.
Regarding Wealth under Advisory (WuA), the total reached R$5.5 billion, a 47% increase compared to June 2024, accounting for a R$1.7 billion of Net New Money.

R$ million	6M25	6M24	6M25 X 6M24
Revenues	**7.2**	**5.5**	**32.0%**
Wealth under Advisory	5,455	3,708	47.1%

Wealth under Advisory
(R$ million)



+47%
3,708
5,455
Jun-24
Jun-25
3,708
4,744
5,169
5,534
5,455³
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25

1- Assets Under Management; 2- Wealth under Advisory; 3- The reduction in the quarter was impacted by the depreciation of the dollar by R$122.5 million

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11

Capital & *Funding*

Securities *Warehousing* and Banking Leverage[1]

(R$ million)



3.2x
2.7x
3.8x
3.5x
2.9x
2,286
2,493
3,136
3,404
3,083
2,199
2,363
2,789
2,968
2,773
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Warehousing2
Leverage (x)

Basel Ratio

R$ million	Jun/25	Mar/25	Jun/24
Ref Equity	1,312.0	1,216.4	785.8
Level I (CET 1)	**1,054.4**	**964.4**	**712.4**
Core Capital	687.3	610.2	712.4
Additional Capital (AT1)[3]	367.1	354.2	0.0
Level II	**257.6**	**252.0**	**73.4**
RWA	6,139.6	6,052.9	4,345.8
Basel Ratio	**21.4%**	**20.1%**	**18.1%**

Basel Breakdown



18.1%
1.7%
16.4%
25.2%
5.1%
4.6%
15.5%
18.0%
4.1%
3.7%
10.2%
20.1%3
4.2%
5.9%3
10.1%
21.4%
4.2%
6.0%
11.2%
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Core Capital (CET I)
Additional Capital (AT1)
Level II

1 – Leverage = Portfolio of Private Securities and Bridge Loans/ Level I Capital (Core Capital + Additional Capital) ; 2 – Private Securities and Bridge Loans considers MBS, ABS, Credit and Creditory Notes, Debentures, Commercial Note, Rural Product Note and bridge loans, adjusted to provision and MTM. 3 – Proforma considering the issuance of the last tranche of R$34.5 million of Perpetual Financial Letters settled on 04/02/25.

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12

BR PARTNERS

Capital & *Funding* (cont.)

Shareholders' Equity Evolution

(R$ million)


Bank's Equity: -5.2%
Total Equity: -4.6%
Bank's Equity : +2.6%
Total Equity : +1.4%
846
114
732
847
108
738
805
128
676
796
120
676
807
113
694
Jun-24
Sep-24
Dec-24
Jan-25
Jun-25
Other's Vehicles Equity
Bank's Equity

Funding Evolution & Average Duration

The average duration of *funding* at the end of June 2025 was 769 days.

Funding Evolution

(R$ million)


355
723
704
772
769
3,429
3,502
4,501
4,823
4,757
Jun-24
Set-24
Dez-24
Jan-25
Jun-25
Volume
Average Term¹ (Calendar Days)

Funding Maturity by Term


11%
2%
8%
22%
56%
Liquidity²
Until 3 Months
3 to 6 months
6 months to 1 year
Above 1 year
(06.30.2025)

Ratings

FitchRatings

Banco BR Partners
***Rating*: AA (bra)**
Perspective: Stable

S&P Global

Banco BR Partners
***Rating*: brAA**
Perspective: Stable

1- The Equity variation occurred due to the payment of extraordinary dividends in Dec/24 in the amount of R$81.9 million; 2- 4.1% of daily liquidity refers to Holding BR Partners' own resources invested in CDBs.

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Performance Indicators

Efficiency Ratio and Compensation Ratio (%)

The Efficiency Ratio reached 45% in the semester, a slight increase compared to 6M24. Despite lower expenses, the activity level also declined.

The Compensation Ratio reached 25.8%, a controlled level and within the Company's remuneration policy.



43.9%
45.0%
27.5%
25.8%
6M24
6M25
Efficiency Ratio
Compensation Ratio

Net Income and Net Margin

(R$ million or %)

Despite a very challenging macroeconomic scenario, BR Partners reported a Net Income of R$88.3 million, a lower pace compared to the first semester of 2024, but still at a healthy level.

The Net Margin remained at a high level of 33.1%



36.3%
33.1%
101.4
88.3
6M24
6M25
Net Margin
Net Income

ROE (%)

ROE remained above 20%, even in a restrictive scenario, reaching ~22% and providing an added value (alpha) of 8.1 p.p. in relation to Selic average rate for the period.



24.3%
21.9%
+13.4 p.p.
+8.1 p.p.
11.0
13.8
6M24
6M25
ROE
Average SELIC

Client Revenues/ *MD*

(R$ million)

Revenue per MD reached R$44.5 mn in the last 12 months, maintaining efficiency and revenue generation with clients.



10
10
38.8
44.5
LTM 2Q24
LTM 2Q25
Revenue per MD
#MDs

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14

Shareholder's Structure & Stock Performance

Shareholder's Structure

	# ON	%	# PN	%	# UN	%	Total Shares	%
Partnership	**153,308,127**	**76.45%**	**19,964,814**	**17.45%**	**-**	**-**	**173,272,941**	**55.01%**
Free-Float	47,238,057	23.55%	94,476,114	82.55%	47,238,057	100%	141,714,171	44.99%
Total	**200,546,184**	**100%**	**114,440,928**	**100%**	**47,238,057**	**100%**	**314,987,112**	**100%**

Main Market Indicators



BR PARTNERS
+38.6%
IBOV
+3.1%
jun/21
out/21
fev/22
jun/22
out/22
fev/23
jun/23
out/23
fev/24
jun/24
out/24
fev/25
jun/25

ADTV[1] 30
R$3,374 (000')

Market Cap.
R$ 1.64 bi

EPU[2] LTM
R$ 1.72

Earnings per Unit



CAGR: 6.8%
1,32
1,42
1,48
1,84
1,72
2021
2022
2023
2024
2Q25 LTM

Dividends Distribution



0.81
0.87
1.14
2.01
2.07
2021
2022
2023
2024
2Q25 LTM

Analyst Recommendation[3] – BRBI11



0%
Sell
100%
Buy

1 – Average of the last 30 working days of the trading volume BRB11; 2 – EPU = Accumulated profit of the last 12 months/(Total of Shares/3; 3– Based on the consensus recommendation of 7 research coverages.

Copyright © 2025 BR Partners. Todos os direitos reservados. ri@brpartners.com.br
BRBI B3 LISTED N2
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Accounting Income Statement 6M24 6M25 Accounting Income Statement (R$ thousands) 279,613 266,775 Total Revenue 107,156 107,177 Net Income from Interest and Gains / Losses with Financial Instruments 172,457 159,598 Total Revenue from Services (152,246) (148,668) Operational Expenses (77,015) (68,832) Personnel Expenses (54,859) (47,650) Administrative Expenses (21,176) (21,593) Tax Expenses 1,446 (11,464) Loss from Impairment (642) 871 Other Expenses/Revenues 127,367 118,107 Income befores Taxes on Profit and Equity Income (25,940) (29,792) Income Taxes 101,427 88,315 Net Income 36% 33% Net Margin 16 Copyright © 2025 BR Partners. Todos os direitos reservados. ri @brpartners.com.br

Balance Sheet (R$ Thousands) 12.31.24 06.30.25 Assets 575,235 450,544 Cash and Cash Equivalents 9,273,217 10,393,477 Financial Assets at Fair Value through Profit or Loss 8,684,734 9,921,848 Government Bonds 405,612 338,905 Private Securities 182,871 132,724 Investment Funds Quotas 2,379,657 2,378,503 Financial Assets at Fair Value Through other Results 1,063,568 1,207,240 Private Securities 1,316,089 1,171,263 Investment Funds Quotas 1,071,190 836,131 Derivative Financial Instruments 1,576,438 1,250,872 Financial Assets at Amortized Costs 346,523 309,596 Loans Operantios 1,229,915 941,276 Other Financial Assets at Amortized cost 27,260 23,860 Other Assets 95,639 85,996 Deferred Tax Assets - 6 Investments in Subsidiaries 42,329 47,096 Fixed Assets 15,522 13,887 Intangible Assets 15,056,487 15,480,372 Total Assets Liabilities and Shareholders' Equity 13,664,510 13,998,786 Financial Liabilities at Amortized Cost 8,056,208 8,635,213 Funds from Financial Institutions 2,627,471 2,273,538 Clients funds 1,841,558 2,458,985 Funds from Bond Inssuances 1,139,273 631,050 Other Financial Instruments 317,315 393,192 Derivative Financial Instruments 16,022 2,793 Suppliers 77,231 94,692 Amounts Payable 12,806 17,364 Taxes Payables 15,914 12,756 Current Tax Liabilities 148,099 153,648 Diferred Tax Liabilities 14,251,897 14,675,567 Total Liabilities 674,940 674,940 Capital - 30,193 - 30,193 Capital Reserves 169,245 118,847 Profit Reserves - 9,402 - 6,969 Other Comprehensive Results 0 50,516 Retained Results 804,590 807,141 Total Shareholders' equity 15,056,487 15,480,372 Total Liabilities and Shareholders' equity 17 Copyright © 2025 BR Partners. Todos os direitos reservados. ri @brpartners.com.br Balance Sheet

Copyright © 2025 BR Partners. Todos os direitos reservados. ri @brpartners.com.br 18 This material was prepared by BRBI BR Partners S . A . (“BRAP”) for exclusive use in its periodic results disclosure . This material should not be considered under any aspect or assessment as a complete document and should be analyzed in conjunction with the financial statements for the period to which it refers . This material was prepared for purely informative purposes only and should not be understood as a request or an offer to buy or sell any securities or financial instruments of BRAP and/or any company in its economic group . The content of this material should not be considered any form of legal, tax, accounting, investment or any other type of advice or recommendation . This material is not intended to be comprehensive, complete or exhaustive about BRAP and/or any other company in its economic group, nor does it contain all the information that shareholders, investors, counterparties of BRAP and/or any company in its economic group, and/or even any third parties may require . No investment, disposal or other financial decisions or actions should be made solely based on the information contained in this material, and each recipient of this material should seek the advice and guidance they deem necessary to make any decision .

Non Gaap Indicators

ROE

ROE	in the three-month period ended:			in the six-month period ended:	
	June 30 2025	March 31 2025	June 31 2024	June 30 2025	June 31 2024
Net income (R$ milions) | (a)	45.2	43.1	52.0	88.3	101.4
Average shareholder's equity (R$ milions) | (b)	801.61	800.34	836.07	805.9	833.3
ROE (%) | (a/b)*4 (three-month period) and (a/b)*2 (six-month period)	**22.6%**	**21.6%**	**24.9%**	**21.9%**	**24.3%**

Efficiency Ratio

Efficiency Ratio	in the three-month period ended:			in the six-month period ended:	
	June 30 2025	March 31 2025	June 31 2024	June 30 2025	June 31 2024
Personnel Expenses (a)	*-34.7*	*-34.1*	*-39.0*	*-68.8*	*-77.0*
Administrative Expenses* (b)	*-20.0*	*-27.6*	*-33.4*	*-47.7*	*-54.9*
Outsourced service expenses (c)	*-5.9*	*-13.9*	*-20.2*	*-19.8*	*-32.2*
Total Revenue (d)	139.3	127.5	142.0	266.8	279.6
Tax Expenses (e)	*-10.9*	*-10.7*	*-10.5*	*-21.6*	*-21.2*
Loss from Impairment + Other Expenses/Revenues (f)	*-9.8*	*-0.8*	*-0.8*	*-10.6*	*0.8*
Efficiency Ratio (%) | ((a+b-c)/(c+d+e+f))*-1	**43.3%**	**46.9%**	**47.3%**	**45.0%**	**43.9%**

Compensation Ratio

Compensation Ratio	in the three-month period ended:			in the six-month period ended:	
	June 30 2025	March 31 2025	June 31 2024	June 30 2025	June 31 2024
Personnel Expenses (a)	*-34.7*	*-34.1*	*-39.0*	*-68.8*	*-77.0*
Total Revenue (b)	139.3	127.5	142.0	266.8	279.6
Compensation Ratio (%) | (a/b)*-1	**24.9%**	**26.7%**	**27.4%**	**25.8%**	**27.5%**

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BRBI B3 LISTED N2
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